UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 8-K
CURRENT REPORT

Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): October 11, 2006

NTS REALTY HOLDINGS LIMITED PARTNERSHIP
(Exact Name of Registrant as Specified in its Charter)

Delaware	**001-32389**	**41-2111139**
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(IRS Employer Identification No.)

10172 Linn Station Road
Louisville, Kentucky 40223
(Address of Principal Executive Offices)

(502) 426-4800
(Registrant's Telephone Number, Including Area Code)

N/A
(Former Name or Former Address, if Changed Since Last Report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐   Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐   Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐   Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐   Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 1.01. Entry into a Material Definitive Agreement.

On October 11, 2006, NTS Realty Holdings Limited Partnership issued a press release to announce that an Amended and Restated Loan Agreement in connection with its existing $30.0 million loan from Northwestern Mutual Life Insurance Company, and a Note, Mortgage and other related documents in connection with its existing approximately $35.5 million loan from National City Bank became effective as of October 11, 2006. These agreements effectuate an exchange of collateral under the loans. A copy of the press release is attached to this Current Report on Form 8-K as Exhibit 99.1 and is incorporated in its entirety in this Item 1.01 disclosure by reference.

Item 9.01. Financial Statements and Exhibits.

    (a)   Financial Statements of Businesses Acquired: N/A
    (b)   Pro Forma Financial Information: N/A
    (c)   Exhibits:

Exhibit No.	Description
99.1	Press release of NTS Realty Holdings Limited Partnership, dated October 11, 2006.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

NTS REALTY HOLDINGS LIMITED PARTNERSHIP

By: NTS Realty Capital, Inc.
Its: Managing General Partner

/s/ Gregory A. Wells

By: Gregory A. Wells
Its: Executive Vice President and CFO

Date: October 12, 2006



10172 Linn Station Road
Louisville, Kentucky 40223
(502) 426-4800
Contact: Gregory A. Wells, Executive Vice President and CFO **Date: October 11, 2006**

FOR IMMEDIATE RELEASE

NTS Realty Holdings Limited Partnership Announces Collateral Exchange under its Outstanding Loans with Northwestern Mutual Life Insurance Company and National City Bank

Louisville, KY (October 11, 2006) (AMEX: NLP) – NTS Realty Holdings Limited Partnership (the "Company") announced today that an Amended and Restated Loan Agreement in connection with its existing $30.0 million loan ("Northwestern Loan") from Northwestern Mutual Life Insurance Company ("Northwestern"), and a Note, Mortgage and other related documents in connection with its existing approximately $35.5 million loan ("National City Loan") from National City Bank ("National City") became effective today. These agreements effectuate an exchange of collateral under: (a) the Northwestern Loan, which had been secured by the Company's Atrium Center ("Atrium"), Blankenbaker Business Centers I and II ("BBC I and BBC II"), Springs Medical Office building ("Springs Medical"), Springs Office building ('Springs Office") and Springs Retail Center ("Springs Retail") commercial properties, all located in Louisville, Kentucky; and (b) the National City Loan, which was used to purchase the Company's two multifamily properties located in Indianapolis, Indiana commonly known Castle Creek ("Castle Creek") and Lake Clearwater ("Lake Clearwater"). Castle Creek and Lake Clearwater now secure the Company's $30.0 million Northwestern Loan, the terms of which otherwise remain unchanged. Atrium, BBC I, BBC II, Springs Medical, Springs Office and Springs Retail now secure the Company's $35.5 million National City Loan, which has been extended for one (1) year and will mature on November 15, 2007. A spokesperson for the Company indicated that this transaction allows the Company to reduce the interest rate payable in connection with the National City Loan from 250 basis points to 175 basis points over the LIBOR rate.

Brian F. Lavin, the President and Chief Executive Officer of the Company's managing general partner, said "We believe that this collateral exchange will allow us to more efficiently service our multi-family portfolio loans with Northwestern and our office portfolio loan with National City."

About NTS Realty Holdings Limited Partnership
The Company currently owns twenty-nine properties, comprised of nine multifamily properties, sixteen office buildings and business centers, three retail properties and one ground lease.

– more –

The properties are located in and around Louisville and Lexington, Kentucky, Fort Lauderdale, Florida, Indianapolis, Indiana, Atlanta, Georgia, Richmond, Virginia and Nashville, Tennessee. The Company's limited partnership units are listed on the American Stock Exchange under the trading symbol "NLP."

Safe Harbor Under the Private Securities Litigation Reform Act of 1995
This press release contains forward looking statements that can be identified by the use of words like "believe," "expect," "may," "could," "intend," "project," "estimate," or "anticipate." These forward looking statements, implicitly or explicitly, include assumptions underlying the statements and other information with respect to the Company's beliefs, plans, objectives, goals, expectations, estimates, intentions, financial condition, results of operations, future performance and business, including its expectation of, and estimates with respect to, revenues, expenses, earnings, return of and on equity, return on assets, asset quality and other financial data and performance ratios. Although the Company believes that the expectations reflected in its forward looking statements are reasonable, these statements involve risks and uncertainties which are subject to change based on various important factors, some of which are beyond the Company's control. Important factors that would cause actual results to differ materially from expectations are disclosed under "Risk Factors" and elsewhere in the Company's registration statement on Form S-4, which became effective on October 27, 2004.

If one or more of the factors affecting forward looking information and statements proves incorrect, the Company's actual results of operations, financial condition or prospects could differ materially from those expressed in, or implied by, the forward looking information and statements contained in this press release.

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